UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Definitive Agreement to Acquire European Lithium

On May 18, 2026, Critical Metals Corp. (the “Company” or “Critical Metals”) entered into a binding Scheme Implementation Deed under which Critical Metals will acquire all of the issued shares and listed options of European Lithium Ltd. (ASX: EUR) (“European Lithium”) by way of two interdependent schemes of arrangement under Australian law (the “Transaction”). The Transaction will be implemented by way of two interdependent Schemes of Arrangement under Australian law in relation to European Lithium’s shares and listed options respectively.

Pursuant to the Transaction, European Lithium shareholders will receive 0.035 shares of Critical Metals for each European Lithium share held (the “Exchange Ratio”). European Lithium’s outstanding listed options (“EUR Options”) will be transferred to Critical Metals in exchange for a number of Critical Metals shares equal to the Exchange Ratio minus a fraction, the numerator of which is the option’s exercise price and the denominator of which is the a 20-day VWAP of Critical Metal’s share price prior to the record date of the schemes.

European Lithium’s zero-dollar exercise price unlisted options (“ZEPOs”) will be treated as follows:

●	The ZEPO tranches (totaling 90,000,000 ZEPOs) consisting of: (i) 45,000,000 ZEPOs vesting upon European Lithium’s VWAP exceeding A$0.50 for 20 consecutive trading days, and (ii) 45,000,000 ZEPOs vesting upon the European Lithium’s VWAP exceeding A$0.60 for 20 consecutive trading days will be cancelled in consideration for newly issued Critical Metals ordinary shares, with the number to be issued calculated using the Exchange Ratio; and

●	The remaining ZEPO tranches (totaling 180,000,000 ZEPOs) consisting of: (i) 45,000,000 ZEPOs vesting upon European Lithium’s VWAP exceeding A$0.70 for 20 consecutive trading days, (ii) 45,000,000 ZEPOs vesting upon the European Lithium’s VWAP exceeding A$0.80 for 20 consecutive trading days, (iii) 45,000,000 ZEPOs vesting upon European Lithium’s VWAP exceeding A$0.90 for 20 consecutive trading days, and (iv) 45,000,000 ZEPOs vesting upon European Lithium’s VWAP exceeding A$1.00 for 20 consecutive trading days will be exchanged for newly issued economically equivalent securities issued by Critical Metals (with the quantum of such securities calculated by multiplying the number of ZEPOs by the Exchange Ratio), with such Critical Metals securities having the same vesting conditions (subject only to adjustments in the case of share price targets, calculated by multiplying the various share price targets by the inverse of the Exchange Ratio) and the same expiration dates as the existing ZEPOs.

Completion of the Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium, European Lithium having a net cash and liquid assets balance of not less than AUD$330,000,000, the holders of unlisted options and ZEPOs entering into cancellation deeds to give effect to the treatment of those securities as set out above, no material adverse change in European Lithium and Critical Metals business and assets and of any prescribed occurrences or regulated events, receipt of all necessary regulatory approvals, consents, waivers or modifications and court approvals.

The shares of Critical Metals to be issued in the Transaction are expected to be issued pursuant to and in accordance with an exemption from registration of the Securities Act of 1933 provided by Section 3(a)(10) of the Securities Act. No vote or approval by the shareholders of Critical Metals is required in connection with the Transaction.

The above description of the Transaction is not complete and qualified in all respect by the Schemes of Arrangement, which is filed as Exhibit 99.1 to this report on Form 6-K.

The Transaction is expected to be completed in the second half of 2026. A scheme meeting of the shareholders of European Lithium is expected to be held in the third quarter of 2026 to approve the Proposed Transaction.

This report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such state or jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the timing of closing of the Transaction, statements regarding anticipated benefits of the Transaction, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Scheme of Implementation Deed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: May 19, 2026

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